Exhibit 12.2

HIGHWOODS REALTY LIMITED PARTNERSHIP
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED UNIT DISTRIBUTIONS

Nine Months Ended September 30, 2013
Earnings:
Income from continuing operations before equity in earnings/(losses) of unconsolidated affiliates	$47,229
Fixed charges	74,663
Capitalized interest	(1,940)
Distributions of earnings from unconsolidated affiliates	3,109
Total earnings	$123,061

Fixed charges and Preferred Unit distributions:
Contractual interest expense	$67,879
Amortization of deferred financing costs	2,860
Financing obligations interest expense	87
Capitalized interest	1,940
Interest component of rental expense	1,897
Total fixed charges	74,663
Preferred Unit distributions	1,881
Total fixed charges and Preferred Unit distributions	$76,544

Ratio of earnings to fixed charges	1.65
Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.61